United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549
Jeffery Gordon, Division of Corporation Finance
Telephone Number: (202) 551-3866

Dear Mr. Gordon,

Terra Nova Financial Group, Inc. ("Terra Nova") has reviewed your comments and below have detailed each comment followed by our a response along with any additional requested information.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Terra Nova: Please refer to each response as it relates to the 10-KSB for fiscal year ended December 31, 2006 as well as it relates to the 10-QSB.

2.	Your revenues for 2006 were over $25 million and your revenues for 2007 already exceed $25 million as of June 30, 2007. Thus, you will no longer meet the criteria for a small business issuer in item 10(a)(1) of Regulation S-B when it is time to file your financial statements for the year ended December 31, 2007. Please ensure that you file a Form 10-K, rather than a Form 10-KSB. Please also begin filing Forms 10-Q for quarterly periods thereafter.

Terra Nova: Based on our conversation and the Company's interpretation of SEC Accounting Disclosure Rules and Practices Official Text-Topic Five: Small Business Issuers (IC2.) Definition and Eligibility - Continued Eligibility to Use the S-B Reporting System as follows:

"A company may continue to use the Small Business Issuer forms until it exceeds the revenue limit for two successive fiscal years or it exceeds the public float limit at the end of two consecutive fiscal years. The revenue test is applied to the annual financial statements originally filed with the Commission, not as restated for subsequent discontinued operations or pooling of interests";

Terra Nova will file a 10-KSB for December 31, 2007 and file a 10-Q for the first quarter of 2008.

Management's Discussion and Analysis and Results of Operation, page 16

Overview, page 16

3.	Please enhance your disclosure by discussing economic or industry-wide factors, such as trading volumes and volatility in markets that are relevant to you in the business environment that you operate in. See the SEC interpretive Release No. 33-8350 for additional guidance.

Terra Nova: As a full service financial services firm Terra Nova's revenues may vary based upon economic factors involving stock market volatility, interest rates changes, changes required to meet an always evolving marketplace, and compliance related changes. These four major factors may impact on our business along on a continual basis. In addition, and as previously noted in the Company's 10-KSB and 10-QSM filing, the acquisition in May 2006 of Terra Nova Financial, LLC (f/k/a Terra Nova Trading, LLC) has a material effect on the financial position of the Company.

Many U.S. stock indexes advanced both in 2006 and to date in 2007. In addition, the National Securities Clearing Corporation demonstrated steady growth in equities and options during the same time period. The Futures Industry Association also reported growth in futures contracts traded. Likewise, we have experienced growth. The majority of the Company's trading volume growth is a direct result of the acquisition of Terra Nova Financial, LLC, a self-clearing full service broker-dealer. We continue to increase the number of customer accounts generating higher trading volumes.

Two factors have led to the growth in interest revenue and net interest revenue, including the increase in the Fed Funds rate (and the ability to increase inters margin spreads), and the growth in cash assets on deposit with Terra Nova Financial, LLC or under their control with a fully disclosed clearing broker.

Due to the highly competitive environment we participate in, we are continually looking for and creating new and innovative products in which increase customer satisfaction and service along with providing state-of-the-art software necessary to be successful traders. Due to the dynamic financial services industry environment we are continually enhancing our trading technology along with our proprietary backoffice and clearing systems.

Another industry wide factor which may affect profitability and financial statement disclosures is the ability to remain competitive in a constantly evolving marketplace and the necessity to introduce new products, services or processes while adhering to regulatory requirements.

Self-Clear Related
Year	Trades	Customer Assets	Customer Cash Balances	Customer Margin Balance
2005	2.8 million	$650 million	$167 million	$50 million
2006	5.0 million	$800 million	$250 million	$59 million
June 2007 YTD	2.8 million	$900 million	$211 million	$36 million

In future 10-KSB and 10-QSB SEC filings the Company will include enhanced disclosures relating to economic and financial services industry factors pertaining to Terra Nova's business.

Contractual Obligations, page 19

4.	Please revise your table of contractual cash obligations to include the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please also include a total column in the table so that readers can easily see the total amount of contractual obligations for each year shown.

Years Ended December 31,	Operating Lease Obligations	Long-Term Debt	Debt Interest Payments	Total
2007	$329,538	$630,000	$66,600	$1,026,138
2008	334,000	-	-	334,000
2009	235,652	-	-	235,652
2010	223,000	-	-	223,000
2011	225,000	-	-	225,000
Thereafter	150,000	-	-	150,000
Total	$1,497,190	$630,000	$66,600	$2,193,790

Terra Nova: The amount of debt interest represents the annual interest payments that are due in 2007 for the outstanding long-term debt of $630,000 consisting of $300,000 of convertible notes payable and $330,000 of convertible bonds payable.

The $330,000 par value of convertible bonds mature on December 31, 2007, therefore, no debt or interest payments are disclosed for years subsequent to 2007.

The past due convertible notes of $300,000 par value have been paid off as of September 30, 2007. The total amount of interest paid for the convertible notes totaled $28,865 for fiscal year 2007.

Financial Statements

Consolidated Balance Sheets, page F-3

5.	Please provide us with additional information to help us understand how your presentation of the convertible preferred stock in equity, rather than as a liability, is consistent with SFAS 133 and paragraphs 12-24 of EITF 00-19.

Terra Nova: In the framework of EITF 00-19, the balance sheet classification of contracts is based on the concept that contracts requiring net-cash settlements are assets or liabilities and contracts that require settlement in shares are equity instruments.

Equity:

•	Contracts that require physical settlement or net-share settlement

•	Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.

Assets or liabilities:

•	Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company)

•	Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

In all circumstances the Company's six classes of preferred stock agreements provide the Company with the choice, either due to a liquidation or a conversion resulting from a merger, of choosing either stock or cash and not the contra-party, the choice of net-cash settlement or settlement in shares. Therefore, we believe that the presentation of the six classes of preferred stock should be considered permanent equity and not a liability.

6.	Are deemed liquidation events related to your preferred stock contained in the preferred stock agreements? Ordinary liquidation events, which involve the redemption and liquidation of all equity securities, including your common stock, do not result in a security being classified as redeemable equity. However, deemed liquidation events require one or more particular classes or types of equity securities to be redeemed and cause those securities to be classified outside of permanent equity. Examples of deemed liquidation events requiring the redemption of preferred stock include, but are not limited to, the following:
-a change in control,
-delisting from a stock exchange,
-inability to deliver common shares under a conversion provision,
-violation of a debt or other covenant,
-failure to make timely SEC filings, and
-failure to have an offering declared effective by a particular date.
If deemed liquidation events are present in your preferred stock agreements, revise your financial statements to disclose in this footnote the existence of these deemed liquidation events, and present your preferred stock outside of permanent equity.

Terra Nova: We have reviewed our six classes of preferred stock designations do not contain such provisions, the various designations specifically state that a merger or consolidation is specifically not deemed a liquidation. The stock is only redeemable at the option of the board of directors and not at the option of the holders of preferred stock. Therefore, since the holders of the preferred stock do not have the right to require the company to purchase the shares, our view is that the preferred stock is an equity not a liability.

Note 2-Summary of Significant Accounting Policies, page F-8

Net Loss per Share, page F-12

7.	Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Terra Nova: For fiscal year ending December 31, 2006, the Company did not have any restricted shares outstanding. The 50,000 shares of common stock issued due to a warrant exercise were unregistered shares.

The basic net loss per share (EPS) is computed by dividing net loss by the weighted-average common shares outstanding for the period. The shares issued are included in the computation as outstanding common shares from the date of conversion (in the case of the Series E Preferred Stock, the date it converted to common stock), exercise (on the date of the option exercise) or upon satisfaction of certain conditions.

Common stock equivalents representing convertible bonds, convertible notes, convertible preferred stock, options and warrants totaling 18,197,040 and 1,844,267 at December 31, 2006 and 2005, respectively, were excluded in the computation of diluted net loss per share as they were anti-dilutive.

Shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of EPS by the Company as of the date all necessary conditions have been satisfied. In addition, the Company's computation of diluted EPS shall not assume conversion, exercise or contingent issuance of securities that would have an anti-dilutive effect on earnings per share. In determining whether potential common shares are dilutive or anti-dilutive, the Company shall consider each issue or series separately rather than in the aggregate.

Note 9- Commitments and Contingencies, page F-20

Leases, page F-20

8.	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Terra Nova: Based on our evaluation of SFAS13, we believe that our leases are operating leases. The leases provide for rent accelerations based merely on the passage of time and do not depend on variables, referred to as "contingent rentals", on an existing index or rate, such as the consumer price index or contingent based upon sales volume in determining our yearly rent escalation for either lease. The scheduled rent increases were not recognized on a straight-line basis over the lease term. We concluded that the differences between the actual monthly expense and the straight-line amount are immaterial. We, therefore, have charged our rent expense over the lease term each month as it becomes payable. An analysis of the accounting differences is provided below.

For 2006 the leases relating to the Company's two main facilities do not include capital improvement funding and other lease concessions. The conditions described in FTB 88-1 do not apply to the current Company's leases.

In the future the Company will recognize scheduled rent increases on a straight-line basis and provide for Deferred rent payable to correct the current presentation.

Below is a table detailing the straight-line basis verses that which was expensed.

Years Ended December 31,	Deferred Rent	Straight-Line Rent	Actual Expensed Rent
2005	$70,433	$116,418	$45,985
2006	13,059	199,573	186,514
2007	3,953	99,786	95,833
Total	$87,445	$415,777	$328,332

9.	Please include the disclosures required by paragraphs 16(c) and (d) of SFAS 13, as applicable, regarding your operating leases.

Terra Nova: The Company believes that its leases are operating leases and presents such as minimum rentals. Therefore, contingent rentals and sublease rentals are not applicable. We have shown the minimum rentals payments for each of the five succeeding fiscal years in Note 9 of the our10-KSB for fiscal year 2006 (See below).

Years Ended December 31,	Operating Lease Obligation
2007	$329,538
2008	334,000
2009	235,652
2010	223,000
2011	225,000
Thereafter	150,000
Total	$1,497,190

With respect to paragraph 16(d) of SFAS 13, the following applies:

i.	Terra Nova does not have contingent rental payments.

ii.	Terra Nova does not have any purchase options in either of our leases. The Chicago lease has a length of seven years and three months and the Dallas lease has a length of three years and have a pre-determined escalation clause which is not variable.

iii.	Terra Nova lease agreements do not maintain any restrictions in either of our leases, including those concerning dividends, additional debt, and further leasing.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

General

10.	Please address the above comments in your interim filings as well.

Terra Nova: Please refer to each response as it relates to the 10-KSB for fiscal year ended December 31, 2006 as well as it relates to the 10-QSB.

FORMS 8-K FILED MAY 16, 2007 AND AUGUST 15, 2007

General

11.	Given your disclosure of EBITDA throughout your Forms 8-K, please revise to include a reconciliation between net income and EBITDA as required by Regulation G.

Terra Nova: In reporting financial results in accordance with generally accepted accounting principles in the United States, or GAAP, Terra Nova provides non-GAAP statements reflecting EBITDA (earnings before interest, taxes, depreciation and amortization). These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies. The non-GAAP statements of EBITDA eliminate certain items of expenses and losses. The Company's management believes that this statistic is indicative of the relative strength of the Company's operating performance and allows investors to evaluate the current operating and financial performance of the Company's core business. The Company's management uses these measures for reviewing its financial results and for business planning. Terra Nova's management discloses this information externally along with a reconciliation of their comparable GAAP amounts, to provide access to the detail and general nature of adjustments made to GAAP financial results. Furthermore, while some of these items have been periodically reported in Terra Nova's statements of income, their occurrence in future periods is dependent upon future business and economic factors, among other criteria, and may frequently be beyond the control of management.

Below are the EBITDA reconciliations relating to the quarters ended March 2007 and June 2007 reported on Form 8-K dated May 16, 2007 and August 15, 2007. The EBITDA's shown below are the same as the text stated in the press releases dated May 16, 2007 and August 15, 2007. In future press releases we will disclose a reconciliation of EBITDA made to comparable GAAP financial results.

TERRA NOVA FINANCIAL GROUP, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Adjustments - Unaudited

Three Months Ended March 31, 2007
Total revenues	$11,906,004
Operating expenses	10,569,790
Operating income	1,336,214
Interest expense	24,827
Income before income taxes	1,311,387
Income tax provision	440,070
Net income	871,317

Adjustments:
Depreciation and amortiztion expense	378,035
Stock-based compensation	126,664
Interest expense	24,827
Income tax provision	440,070
Total EBITDA	$1,840,913

TERRA NOVA FINANCIAL GROUP, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Adjustments - Unaudited

	Three Months Ended June 30,	Six Months Ended June 30,
Total revenues	$13,258,551	$25,164,555
Operating expenses	12,358,830	22,928,618
Operating income	899,721	2,235,937
Interest expense	17,687	42,514
Income before income taxes	882,034	2,193,423
Income tax provision	516,076	956,146
Net income	365,958	1,237,277

Adjustments:
Depreciation and amortiztion expense	450,165	828,201
Stock-based compensation	245,164	371,830
Interest expense	17,687	42,514
Income tax provision	516,076	956,146
Total EBITDA	$1,595,050	$3,435,968

We acknowledge the Company is responsible for the adequacy and accuracy of any financial statement disclosures. Each 10-QSB and 10-KSB the Chief Executive Officer and Chief Financial Officer sign a Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934(b) which acknowledges that management has evaluated the effectiveness of the small business issuer's disclosure controls and procedures and conclude about the effectiveness of the disclosure controls and procedures for each reporting period. We acknowledge Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We want to conclude by thanking you for your review process in our complying with applicable financial statement disclosure requirements. If you have any questions regarding our comments please contact myself at (312) 827-3643.

Date: October 12, 2007	/s/ M. Patricia Kane
Name: M. Patricia Kane
Title: Chief Financial Officer